SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA

NEW YORK, NEW YORK 10004

WRITER’S DIRECT DIAL	TELEPHONE: (212) 574-1200	1200 G STREET, N.W.
	FACSIMILE: (212) 480-8421	WASHINGTON, D.C. 20005
(202) 661-7150	WWW.SEWKIS.COM	TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

October 1, 2010

Securities And Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director
Division of Corporation Finance

	Re:	Sprott Physical Silver Trust
Amendment No. 2 to Registration Statement on Form F-1
File No. 333-168051

Dear Mr. Schwall:

Reference is made to the registration statement on Form F-1 (File No. 333-168051) of Sprott Physical Silver Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on July 9, 2010, as amended by Amendment No. 1 on September 8, 2010 (as so amended, the “Registration Statement”). The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering. By letter dated September 27, 2010 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 2 to the Registration Statement on October 1, 2010 (the “Amended Registration Statement”). The following numbered paragraphs of this letter (the “Response Letter”) correspond to the numbered paragraphs of the Comment Letter. References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

Form F-1

1.                                      We note your responses to comments 3, 5, and 7 from our letter to you dated August 6, 2010. With a view toward enhanced disclosure, further explain to us the logistics involved in the initial phase of your business model, including how you would expect to obtain the referenced amount of silver (1) in four weeks and (2) without significantly impacting the price you would have to pay in light of the existing demand and the quantity of silver involved. We note the general discussion of the purchase process at page 26.

The Trust respectfully advises the Staff that the physical silver market is a liquid market, with approximately 100 million ounces traded on a daily basis (net of advance purchase agreements). While the GFMS statistical information provided in the prospectus reflects a snapshot of the silver market at the respective dates or over the respective time periods, it does not reflect the frequency of trading, which results in a larger per-day trading volume than would be indicated by overall, annual supply and demand data. The Manager estimates that it may take up to 20 business days to purchase all of the physical silver bullion the Trust will purchase in connection with this offering. Over a 20 business day period, the Manager estimates that approximately 2,000 million ounces are traded (net of advance purchase agreements). Because each ten million troy ounces of physical silver bullion purchased by the Trust accounts for only a small fraction (approximately 0.50%) of the physical market over a 20 business day period, the Manager believes that purchasing the necessary physical silver market would not require any deviation from the Manager’s customary practices in purchasing physical silver bullion as described in the Amended Registration Statement on page 26 under “Business of the Trust—Purchasing the Silver for the Trust’s Portfolio”. In addition, given the amount of physical silver traded on a daily basis, the Trust deems the likelihood that its purchase of physical silver bullion in connection with this offering would impact the price it would have to pay to be remote and not material.

2.                                      The disclosure you provided in response to comment 5 from our letter to you dated August 6, 2010, requires additional context to be meaningful. With regard to price and availability, include revised disclosure to make clear that when you cite the “all sources” data for 2008 and 2009, you are referring to the supply for those entire twelve month periods. In that regard, you should discuss the factor of time, making clear that you would be expecting to make purchases that would constitute a significant percentage of the silver then available for sale during the four week period. Also discuss, if material, the percentages of such “all sources” silver which are typically sold pursuant to long-term supply agreements or other longstanding arrangements and therefore not available to a new market participant such as the registrant.

The Amended Registration Statement has been revised on page 15 to clarify that the reference to “all sources” includes the supply for those entire twelve months

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periods. Given the liquid nature of the silver market as discussed in the Trust’s response to Comment #1 above, the Trust does not believe that the factor of time would have a significant impact on the purchase of the expected amount of physical silver bullion by the Trust in connection with this offering. The amount of silver traded on a daily basis cited in the Trust’s response to Comment #1 above, 100 million ounces, is net of long-term supply agreements.

3.                                      Similarly, further explain the likely sources for the silver and any impact on your ultimate costs due to the need to have it delivered to Canada. Discuss how closely you expect the price that you pay, including delivery, will correlate to the then current “market value based on the price provided by a widely recognized pricing service as directed by the Manager,” as referenced in the Computation of Net Asset Value disclosure at page 83. If you expect to purchase most of your silver at a premium to the current “market value” for whatever reasons, make this clear.

The Trust intends to purchase its physical silver bullion in established silver markets at prevailing market prices.  The Amended Registration Statement has been revised on page 27 to add disclosure that while the Manager intends to purchase as much physical silver bullion as is practicable in Canada or the United States, the Manager expects that a significant portion of the physical silver bullion in connection with this offering will be purchased in the London silver market and that the costs to transport such silver to Canada will be paid by the Trust.  The disclosure includes that, based on current rates, the Manager expects that transportation costs of physical silver bullion from London would be approximately $0.14 per ounce, or 0.64% of the cost of the physical silver bullion, assuming current market prices for silver of approximately $22 per ounce.

4.                                      Also revise to explain why the trust agreement does not specify precisely which “widely recognized pricing service” will be used for NAV computation purposes, and disclose any risks this could create.

The Trust respectfully advises the Staff that, although the Trust generally intends to use a specific, widely recognized pricing service (i.e., Bloomberg), it believes that it is important to preserve the flexibility to use another widely recognized pricing service in the event that a quote from the widely recognized pricing service the Trust usually uses is not available. Though it is rare that a quote from a specific widely recognized pricing service is not available, such an event does occasionally occur. The trust agreement in its current form provides this flexibility for the Trust.

The Trust believes that not specifying a widely recognized pricing service to be used by the Trust in the trust agreement does not create any material risk to unitholders.

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Summary of Fees and Expenses, page 10

5.                                      We note your response to comment 13 from our prior letter dated August 6, 2010, and reissue the comment. Enhance your cross-reference to make clear that you identify all material fees and expenses.

The Amended Registration Statement has been revised on page 10 to clarify that all material fees and expenses are identified (i) beginning on page 28 of the Amended Registration Statement with respect to fees and expenses the Trust expects to pay for the continued operation of its business and (ii) on page 55 of the Amended Registration Statement related to an investor redeeming units for physical silver bullion. In addition, the Trust has expanded its disclosure on page 10 to list additional fees and expenses that the Trust expects to pay for the continued operation of its business.

Risk Factors

The Trust may conduct further offerings of units from time to time, page 15

6.                                      We note your response to comment 16 from our prior letter dated August 6, 2010, and your disclosure that “[t]he price to the public at which such units are offered likely will be below the trading price of units of the Trust on the NYSE Arca or TSX at the time of the offering.” Please further explain the below-market price prediction.

The Amended Registration Statement has been revised on page 15 to explain why the price to the public in such an offering will likely be below the trading price of the units on the NYSE Arca or TSX at the time of the offering.

RBC Dexia, the Mint, the Trustee and other service providers, page 17

7.                                      We note your response to comment 15 in our prior letter dated August 6, 2010, and we reissue the comment in part. Please eliminate the mitigating language contained in this risk factor where you state that “RBC Dexia, the Mint, the Trustee and other service providers engaged by the Trust maintain such insurance as they deem adequate.”

The Amended Registration Statement has been revised on page 17 to eliminate the mitigating language.

Attractive Gold / Silver Ratio, page 40

8.                                      We note your response to comment 21 in our prior letter dated August 6, 2010, and we reissue the comment. Explain further in necessary detail the basis for the Manager’s belief that “silver, like gold, has significant upside potential.”

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The Amended Registration Statement has been revised on page 40 to eliminate the sentence that includes the Manager’s belief that “silver, like gold, has significant upside potential.”

List of Exhibits

9.                                      In all future amendments, specify precisely when and with which filing you filed each incorporated exhibit. We also remind you of comment 34 from our letter to you dated August 6, 2010.

The Amended Registration Statement has been so revised. In addition, a final, signed version of the opinion included as Exhibit 5.1 will be filed prior to effectiveness of the Trust’s registration statement.

Exhibit 8.2

10.                               We note that the tax opinion indicates that it is “furnished only to you and is solely for your benefit” and may not be “relied upon by any other person,” etc. Please obtain and file a new opinion that does not contain these limitations.

A revised opinion has been included as Exhibit 8.1 to the Amended Registration Statement.

Attachment B to Response Letter Dated September 7, 2010

Note 2.5 — Summary of Significant Accounting Policies, page 25

(iii) Silver Bullion

11.                               We note your response to prior comment 33, and proposed disclosure under this Note indicating that you measure your investments in silver bullion at fair value, with unrealized gains and losses recorded in income. Please expand your disclosure to provide the basis supporting your accounting treatment.

Based on the analysis below, the Trust will change item (iii) under Section 2.5, Summary Of Significant Accounting Policies, in the notes to the Trust’s financial statements that it expects to include in future filings to add additional disclosure as follows (additional disclosure in boldface):

“(iii) Silver bullion

Investments in silver bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the IAS 40 fair value model as the Manager of the Trust has determined that IAS 40 is the most relevant IFRS to apply. Investment transactions in silver bullion are

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accounted for on the business day following the date the order to buy or sell is executed.”

In assessing the appropriate accounting for its silver bullion, the Trust first attempted to determine whether any specific guidance is available prescribing a particular accounting treatment and determined that the International Financial Reporting Standards (“IFRS”) do not specifically address whether the Trust’s investment in silver bullion should be measured at fair value or at cost. After the analysis of the International Accounting Standards (“IAS”) set forth below, and pursuant to the guidance provided by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10 and 11,(1) the Trust determined that given the totality of circumstances, the proper valuation method for the Trust’s investment in silver bullion is fair value.

A. Measurement of silver bullion at fair value is relevant to users of the Trust’s financial statements.

The Trust believes that measurement of the Trust’s silver bullion at fair value will be relevant to unitholders and potential investors for the following reasons:

•                       The Trust is an entity created to hold substantially all of its assets in physical silver bullion, and its performance will likely be evaluated largely based on the fair value of its assets. Unitholders are likely to make their investment decisions by reference to the same.

•                       The Trust’s investment objective is to buy and hold silver bullion and it will not speculate with regard to short-term changes in silver prices. Over time, valuing the Trust’s silver bullion at fair market value will present

(1)                                     Paragraphs 10 and 11 of IAS 8 state as follows:

10.                                 In the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgment in developing and applying an accounting policy that results in information that is:

(a)               relevant to the economic decision-making needs of users; and

(b)              reliable, in that the financial statements:

(i)                                represent faithfully the financial position, financial performance and cash flows of the entity;

(ii)                             reflect the economic substance of transactions, other events and conditions, and not merely the legal form;

(iii)                          are neutral, i.e. free from bias;

(iv)                         are prudent; and

(v)                            are complete in all material respects.

11.                                 In making the judgment described in paragraph 10, management shall refer to, and consider the applicability of, the following sources in descending order:

(a)               the requirements in IFRS dealing with similar and related issues; and

(b)              the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Framework.

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unitholders and potential investors with a more accurate current value of the Trust’s silver bullion than if the silver bullion were valued at cost.

•                       The trading net asset value of the Trust (“Trading NAV”), as defined in the Trust agreement, requires valuation of assets at fair value. Trading NAV is used for redemptions as well as daily disclosures. If the Trust were to value its silver bullion at its historic costs, over time, significant discrepancies would arise between Trading NAV and total unitholders’ equity as reported in the financial statements, which could confuse unitholders and potential investors.

•                       Fair value of silver bullion can be reliably measured, as there is a quoted market price in an active market.

B. The Trust believes that using “fair value” to value the Trust’s silver bullion complies most closely with the way IFRS address similar and related issues.

In determining how to value the Trust’s investment in silver bullion, the Trust examined the IAS and determined that none of the IAS addresses how to value the silver bullion. The Trust reviewed the following IAS:

•                       IAS 39 — Financial instruments. The Trust determined that IAS 39 does not apply to the valuation of silver bullion, as silver is specifically excluded from the definition of financial instruments under IAS 39.(2)

•                       IAS 2 — Inventory. The Trust believes that the silver bullion is not within the scope of IAS 2 and should not be treated as inventory because the objective of the Trust is not to sell or trade silver bullion in the Trust’s ordinary course of business but rather to hold it for long-term appreciation. In addition, the Trust does not act as a commodities broker or trader as discussed in paragraph 3(a) of IAS 2, since a commodities broker-trader is defined as an entity that purchases commodities in order to sell them in the near term.

•                  IAS 38 — Intangible assets. The Trust determined that IAS 38 does not apply, since physical silver bullion is a tangible asset and IAS 38 is limited to assets without physical substance.

•                                               IAS 40 — Investment properties. The Trust determined that IAS 40 does not on its face apply to silver bullion, because the definition of investment properties under this standard is limited to real properties.

•                                               IAS 16 — Property, plant and equipment. The Trust determined that IAS 16 does not apply to its investment in silver bullion because silver does not fit under the definition of property, plant or equipment. Under paragraph 6 of IAS 16, property, plant and equipment are tangible items that are (a) held for use in the production or supply of goods and services, for rental to others, or for administrative purposes and (b) expected to be used during

(2)                                  See Guidance on Implementing IAS 39, Section B, B.1, which states that silver is a commodity for purposes of IAS 39.

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more than one period. The Trust’s silver bullion does not meet subparagraph (a) of the foregoing definition because the Trust’s silver bullion is not held for use in the production or supply of goods and services, and it is not rented to others. It is also not held for administrative purposes as contemplated under paragraph 6 of IAS 16, as it represents the predominant asset of the Trust rather than an administrative asset.

The Trust did not identify any other relevant or potentially relevant IAS. Accordingly, in the absence of specific guidance, and after consulting with the Trust’s auditors, the Trust analyzed the various IAS in light of the guidance provided by IAS 8 and concluded that the most appropriate IAS to follow is IAS 40, Investment Properties, based on the physical nature of silver bullion and the Trust’s investment objective of buying and holding the silver bullion, similar to an investment in real property.(3) In addition, the Trust believes that valuing its silver bullion at fair value is relevant to its unitholders and potential investors for the reasons stated above.

Following IAS 40, the Trust will value its silver bullion originally at cost, which will be calculated as the fair value of the consideration given, including the transaction costs associated with acquiring silver bullion, and subsequently at fair value. Gains and losses arising from changes in fair values of the investment in silver bullion will be included in income statements for the period in which they arise.

C. There is precedent for the Trust’s determination that its investment in silver bullion should be valued at fair value.

The Trust’s search for precedent has revealed an issuer listed on the London Stock Exchange(4) that faced a similar issue and arrived at the same conclusion—Diamond Circle Capital PLC. For the Staff’s reference, the Annual Financial Report of Diamond Circle Capital PLC is attached to this letter as Attachment A.(5)

(3)                                  IAS 40 (Investment Properties) is meant to address property that is held for rentals or long-term capital appreciation, rather than property that is used in the supply of goods or services. Because the stated investment objective of the Trust is to hold silver for long-term capital appreciation, the guidance in IAS 40 is more relevant than the guidance in IAS 16 (Property, Plant and Equipment), since IAS 16 generally addresses assets used in the production of goods and services.

(4)                                  The Trust’s research did not reveal any issuer reporting under the Securities Exchange Act of 1934, as amended, that prepares financial statements based on IFRS and that addresses this issue.

(5)                                  See Note 2(b).

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The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Paul M. Miller at (202) 661-7155 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

cc: Sean Donahue, Esq. (by hand)

Enclosures

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Attachment A

Annual Financial Report - London Stock Exchange

Regulatory Story

Go to market news section

Company	Diamond Circle Capital Plc
TIDM	DIAM
Headline	Annual Financial Report
Released	07:00 29-Apr-2009
Number	2836R07

RNS Number : 2836R

Diamond Circle Capital Plc

29 April 2009

DIAMOND CIRCLE CAPITAL PLC

Annual Report

For the year ended 31 December 2008

Diamond Circle Capital PLC

Management and Administration

Directors	Investment Adviser
Patrick Rupert Cottrell (Chairman)	Diapason Commodities Management, S.A.
Eric Marcel Xavier Pichet	Chemin du Viaduc 1
Jonathan David Clague	Case Postale 225
Clive Parrish	1000 Lausanne 16
Stephan Wrobel	Switzerland

Registered Office	Reporting Accountants
12 -13 Hill Street	Ernst & Young LLP
Douglas	More London Place
Isle of Man IM1 1EF	London SE1 7EU

Administrator and Corporate Services Provider	Auditors
HSBC Securities Services (Isle of Man) Limited	Ernst & Young LLC
12 -13 Hill Street	Rose House
Douglas	51-59 Circular Road
Isle of Man IM1 1EF	Douglas
Isle of Man IM1 1AZ

Sponsor, Global Coordinator and Book runner	Crest Service Provider
UBS Investment Bank	Capita Registrars (Isle of Man) Limited
1 Finsbury Avenue	Exchange House
London EC2M 2PP	54-62 Athol Street
Douglas
Isle of Man IM1 IJD

Legal Advisers to the Company

In the Isle of Man:	In the UK & US:
Cains Advocates Limited	White & Case LLP
15-19 Athol Street	5 Old Broad Street
Douglas	London
Isle of Man IM1 1LB	EC2N 1DW

Legal Advisers to Sponsor, Global Coordinator and Book runner

In the UK & US:

Freshfields Bruckhaus Deringer

65 Fleet Street

London EC4Y 1HS

Diamond Circle Capital PLC

Report of the Directors

FFor the year ended 31 December 2008

The Directors have pleasure in presenting their report and audited financial statements of Diamond Circle Capital PLC (the “Company”) for the year ended 31 December 2008.

The Company

The Company was registered on 29 May 2007 with the registration number 119887C and was incorporated and is domiciled in the Isle of Man. The Company was incorporated under the Companies Act 1931 to 2004 as a closed- ended investment Company. Its Ordinary Shares are traded on the London Stock Exchange.

Investment Objective

The investment objective of the Company is to seek to produce long-term appreciation of its portfolio of diamonds. The Company intends to create a portfolio of polished diamonds for long-term investment. It is intended that diamonds within the Company’s diamond portfolio will be traded only when the Investment Adviser believes that there is a profitable opportunity to make a sale or a purchase.

Results

The results for the year and the Company’s financial position at the end of the year are shown on page 14 and page 15 respectively.

The Directors do not expect to declare any dividends and any profits on disposals of the portfolio of polished diamonds will be reinvested or used for working capital purposes.

Directors

The Directors of the Company who served during the year and at the year end is as follows: -

Patrick Rupert Cottrell (Chairman)

Eric Marcel Xavier Pichet

Jonathan David Clague (Chairman of Audit Committee)

Clive Parrish

Guillaume Le Fur (resigned 12 March 2008)

Stephan Edmond Antoine Wrobel (appointed 12 March 2008)

The Directors interest in the share capital of the Company at 31 December 2008 were:

Number of Ordinary Shares
Patrick Rupert Cottrell	2,500

Substantial interest in share capital

As at 31 December 2008, the following holdings represented more than 3 per cent of the Company’s issued share capital.

	Number of Ordinary Shares	Percentage Held
Drawbridge Global Macro Master Commodities Ltd	1,850,000	24.90
Fortress Commodities Fund Ltd	1,850,000	24.90
Diapason Commodities Management S.A.	780,000	10.49
Bank Julius Baer	500,000	6.70
Nemesis Inflation Preservation Fund	250,000	3.35

The Investment Adviser

Diapason Commodities Management S.A. was appointed as Investment Adviser on 26 June 2008. The Directors have reviewed the performance of the investment Adviser and are satisfied that the continued appointment of the Investment Adviser on the terms agreed is in the best interest of the shareholders and the Company.

Listing

On 25th June 2008, the Company’s Ordinary Shares were admitted to trading on the Main Market of the London Stock Exchange.

Authorised and Issued Share Capital

Upon incorporation, 2 Ordinary Shares were issued at a price of US$1 per share. On 25 June 2008, the Company issued 7,432,398 Ordinary Shares in its initial placing at an offer price of US$10 per share.

Going Concern

The Directors consider that the Company has adequate resources to continue in operational existence for the foreseeable future and, after due consideration, believe it is appropriate to adopt the going concern basis in preparing the financial statements.

Corporate Governance Statement

The Company is a newly incorporated closed-ended investment Company registered and incorporated in the Isle of Man on 29th May 2007. The Company complies with the corporate governance obligations that are applicable to it under Isle of Man Law. The Combined Code does not directly apply to companies incorporated in the Isle of Man but the Directors have complied with the relevant requirements of the Combined Code to the extent that they consider it appropriate having regard to the Company’s size and nature of business. The Board is not presently aware of any respects in which it will depart from this approach and the Board considers that the Company has complied with this approach to corporate governance throughout this accounting year.

The Board and Committees

The Company has established an Audit Committee, which is due to meet formally at least twice a year for the purpose, amongst other things, considering the appointment, independence and remuneration of the auditor and to review the annual accounts and interim report. In addition where non-audit services are to be provided by the auditor, full consideration of the financial and other implications on the independence of the auditor arising from any such engagement will be considered before proceeding. The principal duties of the Audit Committee are to also consider the appointment of external auditors, to discuss and agree with the external auditors the nature and scope of the audit, to keep under review the scope, results and cost effectiveness of the audit and the independence and objectivity of the auditor, to review the external auditors’ letter of engagement and management letter and to analyse the key procedures adopted by the Company’s service providers.

All the Directors are non-executive and so there is no nomination committee. The Company has not established a separate remuneration committee as the Board is satisfied that any relevant issues can be property considered by the Board or by the established Audit Committee.

The Articles of Association provide that unless and until otherwise determined by ordinary resolution of the Company, the Directors (other than alternate Directors) shall be no less than two and no greater than twelve in number. In addition the Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as may be determined from time to time by the board, not exceeding, in aggregate, US$200,000 per annum or such other sum as the Company in general meeting shall from time to time determine.

The Board intends to meet at least four times a year at which time the Directors review the management of the Company’s assets and all other significant matters so as to ensure that the Directors maintain overall control and supervision of the Company’s affairs. The Board is responsible for the appointment and monitoring of all service providers to the Company. Between these quarterly meetings there is regular contact with the Investment Adviser. The Directors are kept fully informed of investment and financial controls and other matters that are relevant to the business of the Company and should be brought to the attention of the Directors. The Directors also have access to the Secretary and, where necessary in the furtherance of their duties, to independent professional advice at the expense of the Company.

The Audit Committee is due to meet twice a year. In addition, there have been a small number of ad hoc meetings of the board to approve the listing of the Company and to review specific items between the regular scheduled quarterly meetings. Attendance at the regular Board and Audit and Management Engagement Committee meetings for the year ended 31 December 2008 as follows:

	Number of meetings held	R Cottrell	J Clague	S Wrobel	C Parrish	E Pichet
Board meetings	3	3	2	3	3	3
Ad hoc meetings	8	7	3	4	6	4
Ad hoc Committee of the Board meetings	1	1	1	—	—	—
Audit and Management Engagement Committee	1	1	1	N/A	1	N/A

The Board has a breadth of experience relevant to the Company and the Directors believe that any changes to the Board’s composition can be managed without undue disruption. With any new Director appointment to the Board, consideration will be given as to whether an induction process is appropriate.

Internal Controls

The Board recognises the need for effective high level internal controls. High level controls in operation at the Company include:

• Segregation of duties between relevant functions and departments within the Administrator and the Investment Adviser;

• consideration of administration reeports and portfolio valuations provided by the Administrator; and

• consideration of Investment Adviser reports and analysis.

The Company’s administrator, HSBC Securities Services (Isle of Man) Limited has a number of internal control functions including a dedicated Compliance Officer whose role includes the maintenance of a log of errors and breaches which are reported to the Board of both the Company and Administrator at each quarterly board meeting.

Relations with Shareholder

The Board believes that the maintenance of good relations with Shareholders is important for the long term prospects of the Company. The Board receives feedback on the views of Shareholders from the corporate broker and the Investment Adviser.

All general meetings of the Company will be held in the Isle of Man. The Company will hold an annual general meeting on 31 July each year.

Diamond Circle Capital PLC

Statement of Directors’ Responsibilities

For the year ended 31 December 2008

The Directors are responsible for preparing the Directors’ Report and the financial statements in accordance with applicable law and regulations.

The Directors are required to prepare financial statements for each financial year, which meet the requirements of applicable law and International Financial Reporting Standards.

The financial statements are required to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that year.

In preparing these financial statements, the Directors are required to:

•                                          select suitable accounting policies and then apply them consistently;

•                                          make judgements and estimates that are reasonable and prudent;

•                                          state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•                                          prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business

•                                          ensure that the Investment Adviser’s report includes a fair review of the development and performance of the business and the position of the Company.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with International Financial Reporting Standards. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

For and on behalf of the Board of Directors

Jonathan Clague
Director	23 April 2009

Diamond Circle Capital PLC

Investment Adviser’s Report

For the year ended 31 December 2008

Launched on 25 June 2008, the Diamond Circle Capital fund posted a performance of -11.9% as at 31 December

2008.

Though hardly satisfactory in itself, this performance actually compares well with the historically unprecedented collapse of global equity and commodity markets over the period. It should also be noted that the fund slightly outperformed its benchmark, the Rapaport 10 carat index, which fell 13.5% since the inception of the fund.

Our emphasis on coloured stones (41% of the portfolio) cushioned efficiently the performance, our selection of coloured diamonds losing only 2% while our colourless stones retreated 19% altogether.

Our strategy to retain a significant proportion of the assets in cash (18% as of the end of the year) also contributed to the good relative performance.

We will remain extremely cautious in the first quarter, given the lack of visibility and the risk that the disruption of bank financing circuits may lead to forced sales of diamond inventories held by the diamond trade.

In this regard, we are witnessing a clear deterioration in market sentiment since the Christmas season.In the U.S., which accounts for roughly half of all diamond jewellery sales globally, diamond jewellery sales at the retail level were estimated to have been down by 15 to 20 percent range during the all-important 2008 holiday selling season, and diamond jewellery sales were down between 8 percent and 9 percent for the full year, according to estimates.

Aside from the Middle East and a few spots in Asia, most of the world’s other markets showed similar sales trends. Thus, it is no surprise that polished diamond prices are softening in line with weakening consumer demand.

Meanwhile, while demand for rough from the main producers sold to selected customers has fallen sharply, traders are reporting trading activity on the outside market at prices 60% below the August 2008 peak in certain areas. De Beers is said to have dropped prices by around 15% at its January sight. Sightholders are saying De Beers will have to cut prices by at least another 20% if they are to sell anything more than nominal volumes in the current market conditions. The January sight is reported to have been less than $100 million, an almost inconceivably low number for what is traditionally one of the larger sights in the year.

Finally, the bankruptcies of some jewellery retailers, notably the famed Miki brand in Japan is currently weighing on overall sentiment.

Our medium-long term view remains very positive, however, in the light of the rapid adjustment of rough diamonds global production on the one hand and the massively pro-inflationary policies endlessly developed on a truly global basis on the other hand.

Investment Policy

The Directors believe that constructing a diversified portfolio of large high-quality polished diamonds will provide Shareholders with the opportunity to achieve attractive long-term returns with reduced volatility and risk compared to direct investment in polished diamonds. The Company’s investment policy includes provisions in respect of cost, colour, clarity, certification and laser inspection and sources of diamonds to be acquired by the Company. Operating within the Company’s investment policy, the Directors intend to build a portfolio of large high-quality white and coloured polished diamonds diversified by carat weight, colour, clarity and cut. The Board of Experts and the Investment Adviser have been mandated by the Company to advise in relation to the creation and management of the Company’s diamond portfolio in accordance with the Company’s investment policy. For so long as required by the Listing Rules, any material changes to the investment policy require Shareholders’ approval.

The Directors have power under the Articles to obtain additional non-equity funding up to an amount equal to 10 percent of the Company’s Net Asset Value as at the time of funding or such other amount as may be authorised by ordinary resolution of the Shareholders. The Directors will only use such facilities in compliance with Shariah law for short term liquidity purposes for periods up to three months and will not use such funding to finance long-term investments.

Investment Strategy

The market for large high-quality white and coloured diamonds is a niche market in which per carat prices fluctuate between diamonds of different colours, carat weight, clarity and cut. The Directors believe that a diversified diamond portfolio of white and coloured diamonds should reduce the overall impact of any price volatility in the diamond market.

The Directors anticipate that the initial diamond portfolio will consist of approximately 60 percent of white diamonds and 40 percent of coloured diamonds, with an average size of 5 carats for coloured diamonds and 20 carats for white diamonds and which will be acquired at an average price of between US$3 million and US$5 million per diamond.

Because, other than by way of sale, diamonds are not cash-generative assets, the Directors intend that approximately 10 percent of the white diamonds (approximately six percent of the total portfolio) within the portfolio will consist of smaller, more readily saleable diamonds to facilitate liquidity requirements and short-term cash availability.

Board of Experts

The Company has contracted with three diamond industry specialists who comprise a Board of Experts and who are independent from the Investment Adviser. The role of the Board of Experts is to provide investment management advisory services to the Board of Directors in relation to Company’s diamond portfolio and to provide information, carry out research and provide analysis to the Company and the Investment Adviser concerning the Company’s diamond portfolio and submit to the Directors and the Investment Adviser such reports and information relating thereto as they may reasonably require. The Board of Experts make recommendations to the Board of Directors in relation to the purchase and sale of diamonds and will notify the Supervisory Committee when it makes a recommendation. The Board of Directors approve the purchase or sale of all diamonds. The Supervisory Committee advise the Board of Directors if it believes that any proposed purchase or sale of a diamond does not fall within the Company’s investment policy or strategy.

Investment Adviser

Diapason Commodities Management, S.A., a Swiss share corporation acts as the Investment Adviser to the Company and is responsible for monitoring compliance with the Company’s investment policy and strategy and the provision of information and analysis to the Company and the Board of Experts concerning the Company’s diamond portfolio. It is also responsible for the management of the Company’s non-diamond assets. The Supervisory Committee comprises two senior employees of the Investment Adviser. The Investment Adviser’s Supervisory Committee reviews recommendations of the Board of Experts.

The Investment Adviser is one of the largest commodity investment advisers in the world which as of 31 December 2008 manages and/or oversees approximately US$5.5 billion of funds and investment vehicles in various commodities programmes.

The Investment Adviser employs three qualified gemmologists acting as analysts who will source diamonds, provide information and advise in relation to the diamond market and implement trading decisions and strategies of the Company.

Independent Valuators

The Company has appointed two Independent Valuators who will make monthly valuations of the portfolio diamonds.

Storage Services

The Company, in conjunction with UBS Geneva, has created bespoke storage arrangements for the portfolio of polished diamonds.

President

Diapason Commodities Management, S.A.

Investment Adviser

23 April 2009

Diamond Circle Capital PLC

Board of Directors

Directors

The Directors are responsible for the determination of the investment policy of the Company and have overall responsibility for the Company’s activities, including the purchase and sale of diamonds. The Directors will hold board meetings on a quarterly basis for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. The Directors, all of whom are non-executive, are listed below:

Rupert Cottrell

Mr. Cottrell is the Non-Executive Chairman of Dawnay Day Carpathian PLC and holds other non-executive board appointments, which include South Asia Real Estate Ltd, AS Magnum Medical, where he was, until recently, the Chairman of the Supervisory Board and until the 2007 takeover by Infrastructure Investors (2i), The PFI Infrastructure Company PLC. Prior to these he held senior positions at Cazenove and Co, Hill Samuel and Henry Cooke Lumsden PLC. During this time he also served as a director of the Financial Regulator — FIMBRA — where he was also a member of the Disciplinary and of the Membership sub-committees. Mr. Cottrell holds an Institute of Directors certificate in Company Direction and is a Fellow of the Securities Institute. He is a resident of the Isle of Man.

Jonathan Clague

Mr. Clague is non-executive Chairman of Close High Income Properties plc and Heron & Brearley Limited, the leading Manx brewer and pub operator. He was previously non-executive director of Isle of Man Bank, NatWest Offshore and Sun Alliance (IOM) Limited. Mr. Clague is the Chairman of the Clague Trust and is directly responsible for the management of the share portfolio. Mr. Clague is also the Executive Chairman of Palace Group Limited and a director of Irish Stud Farms and has held such positions since 1981 and 1975 respectively. From 1972 to 1975, Mr. Clague worked as an accountant at Spry Walker, Sydney, Australia. Mr. Clague is an experienced businessman with a wide involvement in the horse, leisure, property and financial spheres. Mr. Clague has, over the last 20 years, held many non-executive positions within companies and a charity.

Clive Parrish

Mr. Parrish is a managing director of Established CDP Associates Limited, a business advisory services and consultancy providing advice on banking/finance and general management. Mr. Parrish has been approved by the Insurance and Pensions Authority on the Isle of Man to act as a director of an Isle of Man based insurance manager. From 2001 to 2004, Mr. Parrish was the Area Director of HSBC, Isle of Man. Mr. Parrish has previously held other management positions within HSBC in the UK. Mr. Parrish graduated from Loughborough University in 1978 with a BSc (Hons) in Banking & Finance. In 2004, he was elected a fellow of the Chartered Institute of Bankers and in 2005, he received a diploma in Company Direction from the Institute of Directors.

Eric Pichet

Professor Pichet has an extensive background in finance, economics, asset and wealth management, taxation, public administration and corporate governance. He has served as a professor of finance at the French Association of Financial Analysts’ Training Centre since 1990 and at Bordeaux Business School since 1993. Mr Pichet has acted as the director of IMPI (Bordeaux Business School postgraduate programme in property and wealth management) since 2000. He has acted as the director of the postgraduate program in financial analysis at Reims Management School since 2005. He currently serves as a director of several funds. Mr Pichet served as a derivatives trader and the head of the options desk at Cholet-Dupont from 1987 to 1993. He is a member of Société Française des Analystes Financiers, an affiliate of certified international investment analysts, and Institut Français des Administrateurs and has published extensively on matters related to financial analysis, economics and taxation. Mr. Pichet received a degree from HEC Paris in 1985, completed the postgraduate programme in property and wealth management at IMPI in 2001 and received a Ph.D in management science from the Université du Littoral Côte d’Opale in 2006. Mr. Pichet is a director of certain other funds managed by the Investment Adviser.

Stephan Wrobel

Mr.Wrobel is a founding partner of the Investment Adviser since December 2003. From May 1996 to June 1998, Mr. Wrobel was at Société Générale Commodities where he traded commodities using arbitrage strategies. He then joined BNP Paribas to develop macro and arbitrage strategies for hedge funds from 1998 to 2000. From June 2000 to May 2003, Mr.Wrobel was at Lehman Brothers, where he had the same focus. In 2003, he joined the strategic investment group at Cargill London. Mr. Wrobel graduated from the Paris Graduate School of Management in 1995 with a major in finance and undertook a macro economic course at the London Business School.

Guillaume Le Fur

Mr. Le Fur joined the Investment Adviser as Deputy Chief Executive Officer in December 2003. He is also a Managing Partner of the Investment Adviser with responsibility for trading. In October 2002 he joined Equinoxe Partners SA, a hedge fund based in Lausanne, Switzerland as partner and Deputy Chief Investment Officer with responsibility for trading. From January 1999 to September 2002 Mr. Le Fur was head of risk arbitrage and event driven funds at BAREP Asset Management (Société Générale Asset Management) where he was responsible for trading global risk arbitrage and event driven funds (totalling approximately US$500 million). Mr. Le Fur graduated in mathematics from the University of Rennes and from Ecole Superieure de Cachan, Rennes, France and in finance from the University of Paris, Dauphine, France.

Diamond Circle Capital PLC

Shariah Compliance Report

For the year ended 31 December 2008

We hereby acknowledge that we have received the financial statements for Diamond Circle Capital PLC for the year ended 31 December 2008 as presented to us by the Company.

After a review of its activities and the financial statement, we are of the opinion that Diamond Circle Capital PLC is in compliance with Shariah principals. We will continue to monitor to ensure that all future operations of the Company comply with Shariah principles.

Sheikh Nizam Yaquby	Dr. Mohammed Ali Elgari
Member	Member
Shariah Advisory Council	Shariah Advisory Council

15 April 2009	15 April 2009

Independent Auditors’ Report

To the shareholders of Diamond Circle Capital PLC

We have audited the Company’s financial statements for the year ended 31 December 2008 which comprise the Income Statement, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cashflow and related notes 1 to 17. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company’s members, as a body, pursuant to Section 15 of the Companies Act 1982. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an audit report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable Isle of Man law and appropriate accounting standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards of Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts 1931 to 2004. We also report if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or by the Listing Rules regarding Directors’ remuneration and transactions with the Company is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Company financial statements. The other information comprises only the Directors’ Report, the Investment Adviser’s Report, the Shariah Compliance Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards of Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with International Financial Reporting Standards, of the state of affairs of the Company as at 31 December 2008 and of the loss of the Company for the year then ended and have been properly prepared in accordance with the Companies Acts 1931 to 2004.

Ernst & Young LLC

Chartered Accountants

Isle of Man &

27 April 2009

Diamond Circle Capital PLC

Income Statement

For the year ended 31 December 2008

			Period from
		Year ended	29 May 2007 to
		31 December	31 December
		2008	2007
	Notes	US$	US$

Income
Bank interest		77,406	—
Net realised and unrealised foreign exchange gains		32,653	—
Realised gains on sale of investment diamonds		22,000	—
Unrealised loss on revaluation of investment diamonds	3	(5,470,885)	—

		(5,338,826)	—
Expenses
Preliminary expenses		2,981,868	—
Placement fees		1,932,424	—
Investment adviser fees	8	556,875	—
Board of experts’ fees	9	150,000	—
Valuators’ fees	10	147,500	—
Directors’ fees		101,371	—
Administration fees	11	69,392	—
Safe custody fees		312,591	—
Registrar and transfer agent fees		10,127	—
Audit fees		9,349	—
Other expenses		125,290	—

		6,396,787	—

Loss for the year before taxation		(11,735,613)

Taxation		—	—

Loss for the year after taxation		(11,735,613)	––

Earnings per share - Basic and diluted	12	(1.58)	––

In the current year there were no gains or losses other than those recognised above.

The notes form an integral part of these financial statements.

Diamond Circle Capital PLC

Balance Sheet

As at 31 December 2008

		2008	2007
	Notes	US$	US$
Non Current Assets
Investment diamonds	3	54,219,485	—
		54,219,485	—

Current Assets
Cash and cash equivalents	4	11,289,872	—
Prepaid expenses	5	60,430	—
		11,350,302	—

TOTAL ASSETS		65,569,787	—

Current Liabilities
Accrued expenses	6	2,981,400	—

TOTAL LIABILITIES		2,981,400	—

Capital and Reserves

Issued Share Capital	7	74,324	—
Share Premium		74,249,676	—
Revenue Reserve		(11,735,613)	—
		62,588,387	—

TOTAL EQUITIES AND LIABILITIES		65,569,787	—

Net asset value per Ordinary Share		8.42	—

These financial statements were approved by the Board of Directors on 23 April 2009 and signed on their behalf by:

Jonathan Clague	Clive Parrish
Director	Director

23 April 2009	23 April 2009

The notes form an integral part of these financial statements

Diamond Circle Capital PLC

Statement of Changes in Equity

For the year ended 31 December 2008

	Share	Share	Retained
	Capital	Premium	Earnings
	US$	US$	US$

Balance at 29 May, 2007	—	—	—

Issue of shares	—	—	—

Balance at 31 December 2007	—	—	—

Balance at 1 January 2008	—	—	—

Issue of shares	74,324	74,249,676	—	74,324,000

Net loss for the year	—	—	(11,735,613)	(11,735,613)

Balance at 31 December 2008	74,324	74,249,676	(11,735,613)	62,588,387

The notes form an integral part of these financial statements.

Diamond Circle Capital PLC

Statement of Cashflow

For the year ended 31 December 2008

			Period from
		Year ended	29 May 2007 to
		31 December	31 December
		2008	2007
	Note	US$	US$

Operating activities
Loss before tax		(11,735,613)	—

Adjustments to reconcile loss before tax to net cash flows
Decrease in value of investment diamonds		5,470,885	—
Realised gains on sale of investment diamonds		(22,000)	—
Increase in prepaid expenses		(60,430)	—
Increase in creditors and accruals		2,981,400	—
Net cash flows from operating activities		(3,365,758)	—

Investing activities
Payment for purchase of investment diamonds		(59,920,370)	—
Proceeds from sale of investment diamonds		252,000	—

Net cash flows from investing activities		(59,668,370)	—

Financing activities
Proceeds from share issue		74,324,000	—

Net cash flows from financing activities		74,324,000	—

Net increase in cash and cash equivalents		11,289,872	—

Cash and cash equivalents as at 1 January		—	—

Cash and cash equivalents as at 31 December	4	11,289,872	—

The notes form an integral part of these financial statements.

Diamond Circle Capital PLC

Notes to the Financial Statements

For the year ended 31 December 2008

1.                            General

Diamond Circle Capital PLC, ("the Company") is a closed-ended investment Company registered and incorporated in the Isle of Man on 29 May 2007. The Company was formed to invest in polished diamonds and has no fixed life. The Company is incorporated under the Companies Acts 1931 to 2004 and the Company is limited. The Company was launched on 25 June 2008 and commenced operations on 1 July 2008.

The investment objective of the Company is to seek to produce long-term appreciation of its portfolio of diamonds. The Company intends to create a portfolio of polished diamonds for long-term investment. It is intended that diamonds within the Company's diamond portfolio will be traded only when the Investment Adviser believes that there is a profitable opportunity to make a sale or a purchase.

2.                            Statement of accounting policies

a)                            Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standard Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and in accordance with Isle of Man laws and Shariah laws, wherever applicable.

The Company has adopted the US$ as its presentation currency, being the currency in which its Ordinary

Shares are issued and the currency in which purchases and sales of diamonds are made. The presentation currency is the same as the functional currency.

The financial statements for the year ended 31 December 2008 have been prepared under the historical cost accounting convention except in respect of the measurement at fair value (as opposed to cost) of the portfolio of investment diamonds.

b)                            Diamonds

Diamonds are initially recognised at cost; this is calculated as the fair value of the consideration given including the transaction costs associated with acquiring the diamonds.

Subsequent to initial recognition, the investment diamonds are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair values of the investment diamonds are included in the income statement in the period in which they arise.

Investment diamonds are measured (subsequent to recognition) at fair value with changes in profit or loss based on the IAS 40 fair value model as IAS 40 is the most relevant IFRS to apply.

Investment diamonds are held for long term capital appreciation, not for sale in the ordinary course of business.

c)                            Cash and cash equivalents

Cash in hand and at bank are carried at cost. Cash and cash equivalents are defined as cash in hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

For the purposes of the Statement of Cashflow, cash and cash equivalents consist of cash in hand and bank deposits.

d)                            Revenue

Short-term deposit income is accounted for on an accruals basis. Revenue is recognised to the extent that it is probable that the economic benefit will flow to the Company and revenue can be reliably measured.

e)                            Taxation

The Company is resident in the Isle of Man for income tax purposes. The standard rate of tax on Company profits in the Isle of Man is 0% except where profits are derived from Isle of Man land and property or banking business, where the standard rate is 10%. The Company is subject to Isle of Man Income Tax at a rate of 0% on its profits.

As the Company is quoted on the London Stock Exchange, it is outside the scope of the Distributable Profits Charge.

f)                              Significant judgements and estimates

The key assumptions concerning the future and other key sources or estimation of uncertainty at the balance sheet date, that have a significant risk or causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

1) Valuation of investment diamonds

The fair value of the Company’s investment diamonds of US$54,219,485 as at 31 December 2008 was determined by professionally qualified independent Valuators, Mr. Teakle and Mr. Block, acting in their capacity as external Valuators. Each Valuator provided a portfolio valuation to the directors as at the year end and the average was used to prepare the financial statements. The year end portfolio consists of both colourless and coloured diamonds and each type is valued slightly different.

The significant assumptions and techniques used for colourless and coloured investment diamonds include:

•                  The Rapaport price guidance which is a weekly publication of diamond prices. This assigns a valuation to all colourless diamonds based upon their carat weight, colour, cut and clarity. Approximately 80% of the valuation assigned to each colourless diamond is driven by the Rapaport price guide with the remaining 20% being driven by market conditions and the uniqueness of each diamond. This takes into account personal taste and preference.

There is no equivalent to the Rapaport price guidance for coloured diamonds as these type of diamonds tend to be more unique and rarer than the colourless diamonds.

f)                          Significant judgements and estimates (continued)

•                  Approximately 60% of the year end portfolio consists of colourless diamonds and 40% of coloured diamonds.

•                  Current valuations available of similar diamonds.

•                  Recent agreed sales prices of diamonds sold on the open market usually through public auction houses.

•                  Market conditions and activity levels.

•                  Knowledge, professional judgement and expertise of the external Valuator.

Although transaction evidence underpins the valuation process, the Valuators must also reflect the realities of the current market. In this context Valuators must use their knowledge and professional judgement and not rely only upon historic market sentiment based on historic transaction comparables. In these circumstances, there is likely to be greater uncertainty in respect of valuations.

Even though the valuation of the diamonds is largely objective the valuations are still subject to a certain degree of uncertainty. There is no assurance that the estimated values resulting from the valuation process would be reflected in actual sales proceeds, even if the sales occurred shortly after the valuation date.

g)                       Segmental reporting

The Directors are of the opinion that the Company is engaged in a single segment of business, polished diamond investment, which is carried on in one geographical area, the Isle of Man.

h)                       Expenses

All expenses are recognised on an accrual basis.

Included in expenses were Directors’ fees of US$101,371 (2007: US$Nil). The cost of audit services during the year amounted to US$9,349 (2007: US$Nil).

i)                          Translation of foreign currencies

Foreign currency transactions during the year are translated into US Dollars at the rates of exchange ruling at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the Income Statement.

j)                          Changes in accounting policies

International Accounting Standard Board and International Financial Reporting Interpretations Committee have issued the following standards and interpretations with an effective date after the accounting year date.

International Accounting Standards (IAS/IFRS)

Effective date (accounting periods commencing after)
IAS 1 Presentation of financial statements (Revised May 2008)	1 January 2009
IAS 16 Property, Plant and Equipment (Revised May 2008)	1 January 2009
IAS 19 Employee Benefits	1 January 2009
IAS 20 Accounting for Government Grants and Disclosure of Government Assistance (Revised May 2008)	1 January 2009
IAS 23 Amendment — Borrowing costs (Revised May 2008)	1 January 2009
IAS 27 Consolidated and separate financial statements (Revised 2008)	1 January 2009
IAS 28 Investments in Associates (Revised 2008)	1 January 2009
IAS 29 Financial Reporting in hyperinflationary Economies (Revised May 2008)	1 January 2009
IAS 31 Interests in Joint Ventures (Revised 2008)	1 January 2009
IAS 32 Financial instruments: Presentation (Revised 2008)	1 January 2009
IAS 36 Impairment of Assets (Revised May 2008)	1 January 2009
IAS 38 Intangible assets (Revised May 2008)	1 January 2009
IAS 39 Financial Instruments: Recognition and Measurement (Revised 2008)	1 January 2009
IAS 40 Investment property (Revised 2008)	1 January 2009
IAS 41 Agriculture (Revised 2008)	1 January 2009
IFRS 1 First time Adoption of IFRS (Revised May 2008)	1 January 2009
IFRS 2 Share-based payment (Revised 2008)	1 January 2009
IFRS 3 Business Combinations (Revised 2008)	1 January 2009
IFRS 5 Non-current assets held for sale and discontinued operations (Revised May 2008)	1 January 2009
IFRS 8 Operating segments	1 January 2009

International Financial Reporting Interpretations Committee (“IFRIC”)

IFRIC 13 Customer loyalty programmes	1 July 2008
IFRIC 15 Agreements for the Construction of Real Estate	1 January 2009
IFRIC 16 Hedges of a Net Investment in a Foreign Operation	1 October 2008
IFRIC 17 Distributions of Non-cash Assets to Owners	1July 2009
IFRIC 18 Distributions of Non-cash Assets to Owners	1July 2009

The Directors do not anticipate that the adoption of the other standards and interpretations will have a material impact on the Company’s financial statements in the period of initial application.

3.         Investments diamonds

	2008	2007
	US$	US$
Cost of diamonds on hand at start of year	—	—
Cost of diamonds purchased	59,920,370	—
Disposals at cost	(230,000)	—
Cost of diamonds on hand at end of year	59,690,370	—

Unrealised loss on revaluation of investment diamonds	(5,470,885)	—

Market value of diamonds on hand at end of year	54,219,485	—

All diamonds were valued as at the 31 December 2008 by two professionally qualified Valuators acting in their capacity of independent, external Valuators. The average of these two valuations received was then used in the preparation of the financial statements. The two Valuators used are Mr. Teakle and Mr. Block. Mr. Teakle is a graduate gemologist with a diploma from the National Association of Goldsmiths. Mr. Block attended New York University’s Institute of Fine Arts and has been a specialist and an auctioneer in the diamond field since 1970.

However, as set out in note 2 the Valuators have also used their market knowledge and professional judgement and not simply relied upon historical transactions for comparison. As a result of the level of professional judgement used in preparing the valuations, the amounts ultimately realised in respect of any given diamond may differ from the valuations in the balance sheet.

The principal risk faced by the Company is the fluctuation in the price of diamonds. The fair value of the diamonds is based on the valuation provided by independent Valuators and the fair value includes an element of estimation on part of the Valuations.

4.         Cash and cash equivalents

	2008	2007
	US$	US$
Cash and cash equivalents	11,289,872	—
At 31 December	11,289,872	—

Represented by:
Cash at bank	11,289,872	—

5.         Prepaid expenses

	2008	2007
	US$	US$
Prepaid expenses	31,250	—
Prepaid government fees	1,587	—
Prepaid insurance fees	27,593	—
	60,430	—

6.             Accrued expenses

	2008	2007
	US$	US$
Administration fees payable	58,000	—
Advisor fees payable	25,000	—
Audit fees payable	6,414	—
Corporate secretarial fees payable	6,214	—
Directors’ fees payable	34,114	—
Financial statement preparation fee	5,178	—
Investment adviser fee	88,517	—
Preliminary expense payable	2,684,762	—
Registrar fees and Agent fees payable	1,653	—
Safe custody fees payable	71,548	—
	2,981,400	—

7.         Share capital

	2008 Number	2007 Number	2008 US$	2007 US$
Authorized share capital

Ordinary Shares of US$0.01 each	100,200,000	100,200,000	1,002,000	1,002,000
			1,002,000	1,002,000

Issued share capital

Ordinary Shares of US$0.01 each	7,432,400	2	74,324	—
			74,324	—

The Company was incorporated on 29 May 2007. The Company has one class of Ordinary Share that carries no right to fixed income. The Company was incorporated with an authorised share capital of US$2,000 divided into 200,000 Ordinary Shares of which two Ordinary Shares were issued at a price of US$0.01 per share and fully paid. On 19 June 2008, the Company increased its authorised share capital by the addition of US$98,000 divided into 9,800,000 Ordinary Shares of US$0.01 each to rank pari passu with the existing issued and unissued share capital of the Company.

The shareholders of the Company (except for the holders of treasury shares, who shall have no such right) have the right to receive notice of, and to attend and vote at, general meetings of the Company and each holder of Ordinary Shares being present in person or by attorney at a meeting upon a show of hands has one vote and upon a poll each such holder present in person or by proxy or by attorney has one vote in respect of each Ordinary Share held by him. On winding up, the Shareholders have the right to receive a part of the assets of the Company.

The Articles contains provisions as to the rights of pre-emption on the allotment of Ordinary Shares, the

Directors have obtained a general authority, granted pursuant to a composite special resolution passed by the members of the Company, to allot Ordinary Shares for cash on a non-pre-emptive basis otherwise than in connection with the Offer. The Directors will only consider issuing further Ordinary Shares at or above the then prevailing estimated Net Asset Value per Share.

8.        Investment Adviser fees

The Company pays to the Investment Adviser an advisory fee equal to a rate of 1.5 per cent, (expressed annually) of net assets value (before deduction of that month’s management fee and before deduction of any accrued performance fee). The advisory fee is payable monthly in arrears.

The Investment Adviser is entitled to receive a performance-related investment advisory fee (a “Performance Fee”), equal to 10 per cent of the appreciation in the net asset value per share during the calculation period above the Base Net Asset Value in excess of a compounded return hurdle equal to the rate of return from time to time on 3 month US treasury bills sourced from the USGG3M Index on Bloomberg (the “Hurdle Return”). The Base Net Asset Value is the highest net assets value per share achieved as at the end of any previous calculation period, or, in the case of the first calculation period, the net asset value per share at admission. Performance fee is calculated in respect of each period of three years ending on 31 May in each year (“Calculation Period”). The first calculation period will be the period which commnences on the business day immediately following Admission and ending on 31 May 2011.

9.        Board of experts’ fees

The Company pays to each Expert a fixed fee of US$100,000 per year in installments on a quarterly basis at the end of each quarter. There are three Experts in the Board of Experts resulting in an annual charge of $300,000.

10.      Valuators’ fees

Simon Teakle is entitled to a fee payable by the Company of US$145,000 per annum.

John Block is entitled to a fee of (i) US$150,000 per annum if the valuations of the assets of the Company is below US$187,500,000 or (ii) 0.08 percent of the total assets of the Company if the valuations of the assets of the Company is between US$187,500,000 and US$312,500,000, or (iii) US$250,000 if the valuations of the assets of the Company is above US$312,500,000.

11.      Administration fees

A perannum basis point fee is paid quarterly in arrears, to the administrator, based on the net asset value as of each valuation day, in accordance with the following schedule

Amount	Basis Points
US$0 to US$250,000,000	8
US$250,000,001 to US$500,000,000	6
US$500,000,001 to US$750,000,000	4
US$750,000,001 and above	2

Administration fees are subject to a minimum monthly fee of US$10,000 (reduced to US$8,000 for 12 months from launch), or such other fees as may be agreed on normal commercial terms between the Administrator and the Company from time to time. The Administrator will also be paid a termination/re-structuring fee of US$5,000 upon termination/liquidation of the Company and any future re-structure of the Company will incur a minimum fee of US$10,000. The administration fees payable for the year were US$58,000 (2007: US$Nil).

12.      Earnings per share

The earning per share is based on the net loss for the year in the sum of US$11,735,613 and on 7,432,400 Ordinary Shares, being the number of shares in issue during the year.

There are no dilutive instruments and therefore basic and diluted earnings per share are identical.

13.      Financial instruments and associated risks

The Company’s investment objective is to provide shareholders with a high level of capital growth from investing in a portfolio of diamonds.

Consistent with that objective, the Company’s financial instruments include a portfolio of high value diamonds. In addition, the Company holds cash as well as having debtors and creditors that arise directly from its operations. The Company has not entered into any derivative transactions during the period under review as it is the Company’s policy that no trading in derivative instruments shall be undertaken.

The main risks arising from the Company’s financial instruments are credit risk, market risk, liquidity risk, interest rate risk and foreign currency risk.

The Board reviews and agrees policies for managing its risk exposure. These policies are summarised below and have remained unchanged for the period under review.

a)        Credit risk

Credit risk is the risk that a counter party will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions.

Credit risk related to cash deposits: Credit risk from balances held with banks and other financial institutions are managed by the Board in accordance with Company policy. Investments of surplus funds are only made with approved counterparties and within credit limits assigned to each counter party. Counter party credit limits are reviewed by the Board on an annual basis and may be updated throughout the year. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through potential counterparty failure. The Company’s maximum exposure to credit risk as at the year end was as follows:

		2008		2008
	2008	Maximum	2007	Maximum
	Balance Sheet	exposure	Balance Sheet	exposure
	US$	US$	US$	US$
Cash & cash equivalents	11,289,872	11,289,872	—	—
	11,289,872	11,289,872	—	—

b)        Market risk

The Company’s exposure to market risk is comprised mainly of movements in the value of the Company’s portfolio of investment diamonds. The Company’s investment portfolio is managed within the investment parameters disclosed in the prospectus.

The following table illustrates the sensitivity of the loss for the year end and the net asset value to an increase or decrease of 10% in the market value of the investment diamonds. The level of change is considered reasonably possible based on observation of current market conditions.

	2008	2008	2007	2007
	Increase	Decrease	Increase	Decrease
	US$	US$	US$	US$
Impact on loss after taxation	5,421,949	(5,421,949)	—	—
Impact on valuation of diamonds	5,421,949	(5,421,949)	—	—
Impact on net asset value at 31 December	8.66%	(8.66)%	—	—

As at 31 December 2008 substantially all of the Company’s assets are invested into the portfolio of investment diamonds which represents a concentration of market risk

	2008		2007	2007
	Fair value	2008	Fair value	% of net
	US$	% of net assets	US$	assets
Investments	54,219,485	86.6	—	—

c)        Liquidity risk

Liquidity risk is the risk that the Company will encounter in realising assets or otherwise raising funds to meet financial commitments. The main liquidity risks of the Company are associated with the ability to pay liabilities as and when they fall due. The Board monitors the liquidity levels of the Company on an ongoing basis to ensure an appropriate level of liquidity is maintained.

The table below analyses the Company’s assets and liabilities maturity dates:

	Less than 1 month	No stated maturity	Total
As at 31 December 2008	US$	US$	US$
Investment in diamond portfolio	—	54,219,485	54,219,485
Cash and cash equivalents	11,289,872	—	11,289,872
Prepaid expenses	60,430	—	60,430
Total financial assets	11,350,302	54,219,485	65,569,787

	Less than	No stated
	1 month	maturity	Total
As at 31 December 2008	US$	US$	US$
Accrued liabilities	2,981,400	—	2,981,400
Total financial liabilities	2,981,400	—	2,981,400

The liquidity risk profile of the Company as at 31 December 2007 has not been included because the Company did not have any assets or liabilities at this date.

d)        Interest rate risk

The Company’s exposure to interest rate relates primarily to the Company’s cash balances held.

The interest rate profile of the Company as at 31 December 2008 was as follows:

				Non	Weighted average
	Total as per	Fixed	Variable	interest	interest
	balance sheet	rate	rate	bearing	rate
Financial Assets	US$	US$	US$	US$	%
Cash & cash equivalents	11,289,872	—	11,289,872	—	1.37
Prepaid expenses	60,430	—	—	60,430	—
	11,350,302	—	11,289,872	60,430	1.37

	Total as per			Non	Weighted
	balance		Variable	interest	average	Weighted
Financial	sheet	Fixed rate	rate	bearing	interest rate	period
Liabilities	US$	US$	US$	US$	%	Years
Accrued expenses	3,200,002	—	—	3,200,002	—	—
	3,200,002	—	—	3,200,002	—	—

The following table illustrates the sensitivity of the loss after taxation for the year and the net asset value to an increase or decrease of 100 basis points in interest rates with regards to the Company’s monetary financial assets. The Company does not have any financial monetary financial liabilities. The level of change is considered to be reasonably possible based on observations of current market conditions. The sensitivity analysis is based on the Company’s monetary financial assets held at the balance sheet date, with all other variables held constant.

	2008	2008	2007	2007
	Increase	Decrease	Increase	Decrease
	US$	US$	US$	US$
Impact on loss after taxation	112,898	(112,898)	—	—
Impact on cash balances	112,898	(112,898)	—	—
Impact on net asset value as at 31 December	0.18%	0.18%	—	—

e)        Foreign Currency risk

The Ordinary Shares are denominated in US Dollars. Certain balances are, however, denominated in currencies other than US Dollars. Accordingly, the value of such balances may be affected favourably or unfavourably by fluctuations in currency rates.

The tables below summarize the Company’s significant foreign currency exposures:

At 31 December 2008	US$	GBP
Assets
Diamond investments	54,219,485	—
Cash and cash equivalents	11,285,221	4,600
Prepaid expenses	60,430	—

Liabilities
Accrued expenses	2,939,220	42,180

A sensitivity analysis regarding currency risk has not been given as the Company is not subject to significant currency risk.

f)         Capital management

The Board’s policy is to maintain a strong capital base so as to maintain shareholder value and to sustain future development of the Company. The Board manages the Company’s affairs to achieve shareholder returns through capital growth rather than income, and monitors the achievement of this through growth in Net Asset Value per share. Gearing may be employed by the Company with the aim of enhancing shareholder returns and for short term liquidity and working capital requirements. The Company is not subject to externally imposed capital requirements except for the margin requirements imposed by the exchanges.

14.      Reconciliation of net asset value

2008
US$

Published Net Asset Value attributable to Ordinary Shareholders as at 31 December 2008	65,471,652

Cumulative additional preliminary expenses written off in accordance with IAS 38. In accordance with the Company’s prospectus, the preliminary expenses are charged to the Company as an expense on a monthly basis over a period of five years.	(2,656,039)

Prepaid storage costs of US$250,000 amortized over a period of five years for valuation purposes and written off in the financial statements	(227,226)

Net assets attributable to Ordinary Shareholders as at 31 December 2008	62,588,387

i.         Comparative figures

The comparative figures are for the period from 29 May 2007 (date of incorporation) to 31 December 2007.

ii.        Related party transactions

Investment Adviser is considered a related party to the Company since Stephan Wrobel, a Director of the Company, is the Managing Partner of the Investment Adviser. The Investment Adviser is also a shareholder in the Company.

During the year fees of US$556,875 (2007: US$Nil) were paid to the Investment Adviser. As at 31 December 2008, US$25,000 (2007: US$Nil) was outstanding and was included in accrued expenses.

During the year the fees of US$101,371(2007: US$Nil) were paid to the Directors. As at 31 December 2008, US$34,114 (2007: US$Nil) was outstanding and included in accrued expenses.

During the year Rupert Cottrell purchased 2,500 Ordinary Shares in the Company.

iii.      Subsequent events

On 4 March 2009, MDL Consultancy Limited was appointed by the Company to procure the services of Michael Howard Vaughan as Chairman of Board of Experts. The agreement with Mr. Vaughan, in his individual capacity, was terminated on the same date.

On 28 January 2009, Numis Securities Limited was appointed as broker and financial adviser to the Company.

Mrs. Celine Motiere was appointed on the Supervisory Committee with effect from 1 March 2009 in place of Lionel Motiere.

As at 31 March 2009 the valuation of the investment diamond portfolio was US$43,484,975.

Diamond Circle Capital PLC

Portfolio Statement

As at 31 December 2008

	Market value	% of net
Class of investments	US$	assets

Diamonds

Diamond > 65 ct	13,209,000	21.10
Diamond > 50 ct	9,533,900	15.23
Diamond > 5 ct	7,635,000	12.20
Diamond > 10 ct	4,517,500	7.22
Diamond > 25 ct	4,204,975	6.72
Diamond > 5 ct	3,352,000	5.35
Others *	11,767,110	18.80

Total investments	54,219,485	86.62

* No individual position is more than 5% of total equities